Mail Stop 4561

October 9, 2008

William J. Carden
Chief Executive Officer
5850 San Felipe, Suite 450
Houston, TX 77057

      Re: **American Spectrum Realty, Inc.**
              Form 10-K for Year Ended December 31, 2007
              Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008
              File No. 001-16785

Dear Mr. Carden:

      We have completed our reveiw of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

                           Sincerely,

                           Jorge Bonilla
                           Senior Staff Accountant